Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)

(updated April 23, 2013 for audit report date typographical error)

December 31, 2012

BDO

Tel: 403 266 5608
Fax: 403 233 7833
www.bdo.ca

BDO Canada LLP
620, 903 - 8th Avenue SW
Calgary AB T2P 0P7 Canada

Independent Auditor's Report

To the Shareholders of Dejour Energy Inc.

We have audited the accompanying consolidated financial statements of Dejour Energy Inc., which comprise the consolidated balance sheets as at December 31, 2012, and December 31, 2011 and the statements of comprehensive loss, changes in shareholders' equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Dejour Energy Inc. as at December 31, 2012, and December 31, 2011 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Emphasis of Matter

Without qualifying our audit opinion, we draw attention to the Note 2 in the consolidated financial statements that indicates that the Company has a working capital deficiency of $8,557,281, an accumulated deficit of $88,262,350 and was presented subsequent to year end with a Commitment Letter for a new demand credit facility totaling $5,950,000 comprised of a $3,700,000 revolving operating loan and a $2,250,000 non-revolving demand loan. The $2,250,000 non-revolving demand loan is repayable by monthly installments of $200,000 commencing March 26, 2013 and a final payment of $1,450,000 on June 30, 2013. These conditions, with the other matters described in Note 2, indicate the existence of a material uncertainty that may cast substantial doubt about the Company's ability to continue as a going concern.

CHARTERED ACCOUNTANTS

BDO Canada LLP

Calgary, Alberta
March 28, 2013

DEJOUR ENERGY INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

		December 31,	December 31,
	Note	2012	2011
		$	$
ASSETS
Current
Cash and cash equivalents		1,508,237	2,487,850
Accounts receivable		548,612	887,181
Share subscription receivable	12	-	516,246
Prepaids and deposits		91,526	100,848
Current Assets		2,148,375	3,992,125
Non-current
Deposits		391,651	403,764
Exploration and evaluation assets	5	3,889,110	5,282,652
Property and equipment	6	21,143,873	19,759,897
Total Assets		27,573,009	29,438,438

LIABILITIES
Current
Bank line of credit	8	5,956,749	5,545,457
Accounts payable and accrued liabilities		2,018,542	3,957,893
Warrant liability	9	1,425,087	2,245,210
Current portion of financial contract liability	11	1,305,278	-
Current Liabilities		10,705,656	11,748,560
Non-current
Decommissioning liability	10	1,428,928	1,338,853
Other liabilities		31,670	43,989
Financial contract liability	11	5,161,572	-
Total Liabilities		17,327,826	13,131,402
SHAREHOLDERS' EQUITY
Share capital	12	90,273,576	85,075,961
Contributed surplus	14	8,802,360	8,133,877
Deficit		(88,262,350)	(76,509,825)
Accumulated other comprehensive loss	21	(568,403)	(392,977)
Total Shareholders' Equity		10,245,183	16,307,036
Total Liabilities and Shareholders' Equity		27,573,009	29,438,438
Subsequent Event - Note 24

Approved on behalf of the Board:

"signed Robert Hodgkinson"	"signed Darren Devine"
Robert Hodgkinson - Director	Darren Devine – Director

The accompanying notes are an integral part of these consolidated financial statements.

1

DEJOUR ENERGY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

		Year ended December 31
	Note	2012	2011
		$	$
REVENUES AND OTHER INCOME
Gross revenues		6,881,826	8,824,345
Royalties		(1,116,004)	(1,627,881)
Revenues, net of royalties		5,765,822	7,196,464
Financial instrument gain (loss)		(54,819)	(58,728)
Other income		32,609	33,627
Total Revenues and Other Income	20	5,743,612	7,171,363

EXPENSES
Operating and transportation		3,793,227	2,499,480
General and administrative		3,432,952	4,042,328
Finance costs		587,542	867,645
Stock based compensation	14	866,586	662,338
Foreign exchange loss		189,084	97,987
Loss on settlement of decommissioning liability		91,898	-
Gain on disposal of E&E assets		(299,088)	-
Amortization, depletion and impairment losses	7	10,676,023	8,651,632
Change in fair value of warrant liability	9	(1,842,087)	1,580,380
Total Expenses		17,496,137	18,401,790

Loss before income taxes		(11,752,525)	(11,230,427)

Deferred tax recovery	17	-	187,145

Loss for the year		(11,752,525)	(11,043,282)
Foreign currency translation adjustment		(175,426)	292,025

Comprehensive loss		(11,927,951)	(10,751,257)

Loss per common share - basic and diluted	15	(0.083)	(0.092)

The accompanying notes are an integral part of these consolidated financial statements.

2

DEJOUR ENERGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in Canadian Dollars)

		Number	Share	Contributed
	Note	of Shares	Capital	Surplus	Deficit	AOCI(L)*	Total
			$	$	$	$	$
Balance as at January 1, 2012		126,892,386	85,075,961	8,133,877	(76,509,825)	(392,977)	16,307,036
Shares issued via private placements, net of issuance costs	12	18,130,305	3,248,011				3,248,011
Issue of shares on exercise of warrants and options	12	3,893,683	1,465,812				1,465,812
Warrant liability reallocated on exercise of warrants	12		285,689				285,689
Contributed surplus reallocated on exercise of options	12		198,103	(198,103)			-
Stock-based compensation	13			866,586			866,586
Net loss					(11,752,525)		(11,752,525)
Foreign currency translation adjustment						(175,426)	(175,426)
Balance as at December 31, 2012		148,916,374	90,273,576	8,802,360	(88,262,350)	(568,403)	10,245,183

Balance as at January 1, 2011		110,180,545	79,385,883	7,638,609	(65,466,543)	(685,002)	20,872,947
Shares issued via private placements, net of issuance costs		11,010,000	2,693,813				2,693,813
Issue of shares on exercise of warrants and options		5,701,841	2,090,647				2,090,647
Warrant liability reallocated on exercise of warrants			738,548				738,548
Contributed surplus reallocated on exercise of options	12		167,070	(167,070)			-
Stock-based compensation	13			662,338			662,338
Net loss					(11,043,282)		(11,043,282)
Foreign currency translation adjustment						292,025	292,025
Balance as at December 31, 2011		126,892,386	85,075,961	8,133,877	(76,509,825)	(392,977)	16,307,036

* Accumulated other comprehensive income (loss)

The accompanying notes are an integral part of these consolidated financial statements.

3

DEJOUR ENERGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

		Year ended December 31
	Note	2012	2011
		$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net loss for the period		(11,752,525)	(11,043,282)
Adjustment for items not affecting cash:
Amortization, depletion and impairment losses		10,676,023	8,651,632
Stock based compensation		866,586	662,338
Non-cash general and administrative expenses		52,884	21,993
Loss on settlement of decommissioning liability		91,898	-
Gain on disposal of E&E assets		(299,088)	-
Deferred tax recovery		-	(187,145)
Change in fair value of warrant liability		(1,842,087)	1,580,380
Amortization of deferred leasehold inducement		(12,313)	(8,207)

Changes in non-cash operating working capital	15	(1,008,559)	442,315
Total Cash Flows from (used in) Operating Activities		(3,227,181)	120,024

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Deposits		12,113	38,497
E&E expenditures		(447,933)	(225,379)
Additions to property and equipment		(4,037,552)	(8,134,997)
Proceeds from sale of E&E assets		352,559	-
Proceeds from sale of property and equipment		2,266	1,238
Changes in non-cash investing working capital	15	(582,901)	888,236
Total Cash Flows from (used in) Investing Activities		(4,701,448)	(7,432,405)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Advance (repayment) of line of credit		411,292	5,545,457
Advance (repayment) of bridge loan		-	(4,800,000)
Advance (repayment) of loans from related parties & other liabilities		-	(229,512)
Shares issued on exercise of warrants and options		1,465,812	2,090,647
Shares issued for cash, net of share issue costs		4,555,666	3,004,429
Changes in non-cash financing working capital	15	516,246	(568,315)
Total Cash Flows from (used in) Financing Activities		6,949,016	5,042,706

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(979,613)	(2,269,675)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		2,487,850	4,757,525
CASH AND CASH EQUIVALENTS, END OF YEAR		1,508,237	2,487,850

Supplemental cash flow information - Note 15

The accompanying notes are an integral part of these consolidated financial statements.

4

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

NOTE 1 – CORPORATE INFORMATION

Dejour Energy Inc. (the “Company”) is a public company trading on the New York Stock Exchange AMEX (“NYSE-AMEX”) and the Toronto Stock Exchange (“TSX”), under the symbol “DEJ.” The Company is in the business of exploring and developing energy projects with a focus on oil and gas in North America. On March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc. The address of its registered office is 598 – 999 Canada Place, Vancouver, British Columbia.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp. (“Dejour USA”), incorporated in Nevada, Dejour Energy (Alberta) Ltd. (“DEAL”), incorporated in Alberta, Wild Horse Energy Ltd. (“Wild Horse”), incorporated in Alberta, and 0855524 B.C. Ltd., incorporated in British Columbia. All intercompany transactions are eliminated upon consolidation.

The consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. These consolidated financial statements were authorized and approved for issuance by the Board of Directors on March 28, 2013.

NOTE 2 – BASIS OF PRESENTATION

(a)	Basis of presentation

The consolidated financial statements (the “financial statements”) are presented under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the Internal Financial Reporting Interpretations Committee (“IFRIC”) and adopted by the Canadian Institute of Chartered Accountants (“CICA”). A summary of the Company’s significant accounting policies under IFRS is presented in note 3.

(b)	Going concern

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  The Company has a working capital deficiency of $8,557,281 and accumulated deficit of $88,262,350.

Subsequent to December 31, 2012, DEAL was informed by its Canadian Bank (“Bank”) that the value of the petroleum and natural gas reserves assigned to the Bank by the Company as partial security for its $6,050,000 (December 31, 2012 - $5,956,749) revolving line of credit was deficient for loan collateral purposes. On March 28, 2013, DEAL signed a new “Commitment Letter” with the Bank to renew its $5,950,000 (December 31, 2012 - $5,956,749) as a revolving operating demand loan as “Credit Facility A” in the amount of $3,700,000 and a non-revolving demand loan “Credit Facility B” in the amount of $2,250,000. The terms and conditions of the new Credit Facilities including “Credit Facility B” loan repayments of $200,000 per month commencing March 26, 2013 and all amounts outstanding under Credit Facility “B” ($1,450,000) payable in full on June 30, 2013, are described in note 8.

The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet obligations and continue exploration and development activities. There is no assurance that these activities will be successful. These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumptions were not appropriate.

5

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

NOTE 2 – BASIS OF PRESENTATION (continued)

(c)	Basis of measurement

The consolidated annual financial statements have been prepared on the historical cost basis except for the revaluation of certain financial assets and liabilities to fair value as explained in the accounting policies in note 3.

(d)	Use of estimates and judgments

The preparation of consolidated annual financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

(e)	Functional and presentation currency

These consolidated annual financial statements are presented in Canadian dollars, which is the Company’s presentation currency. Subsidiaries measure items using the currency of the primary economic environment in which the entity operates with entities having a functional currency different from the parent company, translated into Canadian dollars.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated annual financial statements and have been applied consistently by the Company’s entities.

(a)	Basis of consolidation

The consolidated annual financial statements include the financial statements of the Company and subsidiaries controlled by the Company. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. All intra-group balances, transactions, income and expenses are eliminated in full on consolidation.

The financial statements of the subsidiaries are prepared using the same reporting period as the parent company, using consistent accounting policies.

Exploration, development, and production activities may be conducted jointly with others and accordingly, the Company only reflects its proportionate interest in such activities from the date that joint control commences until the date that it ceases.

(b)	Foreign currency

Items included in the financial statements of each consolidated entity in the group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars, which is the Company’s presentation and functional currency.

The financial statements of entities within the consolidated group that have a functional currency different from that of the Company (“foreign operations”) are translated into Canadian dollars as follows: assets and liabilities – at the closing rate as at the balance sheet date, and income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates). All resulting changes are recognized in other comprehensive income (loss) as cumulative translation differences.

6

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Foreign currency (continued)

When the Company disposes of its entire interests in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income (loss) related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests.

Transactions in foreign currencies are translated into the functional currency at exchange rates at the date of the transactions. Foreign currency differences arising on translation are recognized in profit or loss. Foreign currency monetary assets and liabilities are translated at the functional currency exchange rate at the balance sheet date. Non- monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Exchange differences recognized in the profit or loss statement of the Company’s entities’ separate financial statements on the translation of monetary items forming part of the Company’s net investment in the foreign operation are reclassified to foreign exchange reserve on consolidation.

(c)	Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments having maturity dates of three months or less from the date of acquisition that are readily convertible to cash.

(d)	Resource properties

Exploration and evaluation (“E&E”) costs

Pre-license costs are expensed in the period in which they are incurred.

E&E costs are initially capitalized as either tangible or intangible E&E assets according to the nature of the assets acquired. Intangible E&E assets may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing and directly attributable overhead and administration expenses. The costs are accumulated in cost centers by well, field or exploration area pending determination of technical feasibility and commercial viability.

E&E assets are assessed for impairment if sufficient data exists to determine technical feasibility and commercial viability or facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, exploration and evaluation assets are assessed at the individual asset level. If it is not possible to estimate the recoverable amount of the individual asset, exploration and evaluation assets are allocated to cash-generating units (CGU’s). Such CGU’s are not larger than an operating segment.

Exploration assets are not depleted and are carried forward until technical feasibility and commercial viability of extracting a mineral resource is considered to be determinable or sufficient/continued progress is made in assessing the commercial viability of the E&E assets. The technical feasibility and commercial viability of extracting a mineral resource is considered to be determinable when proven reserves are determined to exist. A review of each exploration license or field is carried out, at least annually, to confirm whether the Company intends further appraisal activity or to otherwise extract value from the property. When this is no longer the case, the costs are written off. Upon determination of proven reserves, E&E assets attributable to those reserves are first tested for impairment and then reclassified from E&E assets to oil and natural gas properties.

7

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Resource properties (continued)

The Company may occasionally enter into joint venture arrangements, whereby the Company will transfer part of an oil and gas interest, as consideration, for an agreement by the transferee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the transferee. Any cash consideration received from the agreement is credited against the costs previously capitalized to the oil and gas interest given up by the Company, with any excess cash accounted for as a gain on disposal.

Oil and gas properties and other property and equipment costs

Items of property and equipment, which include oil and gas development and production assets, are measured at cost less accumulated depletion and depreciation and accumulated impairment losses.

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the decommissioning obligation and, for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

When significant parts of an item of property and equipment, including oil and natural gas interests, have different useful lives, they are accounted for as separate items (major components).

Depletion and Depreciation

Oil and gas development and production assets are depreciated, by significant component, on a unit-of-production basis over proved and probable reserve volumes, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated by taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually. Changes in reserve estimates are dealt with prospectively. Proved and probable reserves are estimated using independent reserve engineer reports and represent the estimated quantities of oil, natural gas and gas liquids.

Other property and equipment are depreciated based on a declining balance basis, which approximates the estimated useful lives of the asset, at the following rates:

Office furniture and equipment	20%
Computer equipment	45%
Vehicle	30%
Leasehold improvements	term of lease

Depreciation methods, useful lives and residual values are reviewed at each reporting date. Other property and equipment are allocated to each of the Company’s primary cash-generating units, based on estimated future net revenue, consistent with the recoverable values applied in the most recent impairment test.

Derecognition

The carrying amount of an item of property and equipment is derecognized on disposal, when no beneficial interest is retained, or when no future economic benefits are expected from its use or disposal. The gain or loss arising from derecognition is included in profit or loss when the item is derecognized and is measured as the difference between the net disposal proceeds, if any, and the carrying amount of the item. The date of disposal is the date when the Company is no longer subject to the risks of ownership and is no longer the beneficiary of the rewards of ownership. Where the asset is derecognized, the date of disposal coincides with the date the revenue from the sale of the asset is recognized.

On the disposition of an undivided interest in a property, where an economic benefit remains, the Company recognizes the farm out only on the receipt of consideration by reducing the carrying amount of the related property with any excess recognized in profit or loss of the period.

8

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Resource properties (continued)

Major maintenance and repairs

The costs of day-to-day servicing are expensed as incurred. These primarily include the costs of labor, consumables and small parts. Material costs of replaced parts, turnarounds and major inspections are capitalized as it is probable that future economic benefits will be received. The carrying value of a replaced part is derecognized in accordance with the derecognition principles above.

Jointly controlled assets and operations

The Company has certain exploration and production activities that are conducted under joint operating agreements whereby two or more parties jointly control the assets. These financial statements reflect only the Company’s share of these jointly controlled assets and, once production commences, a proportionate share of the relevant revenue and related costs.

(e)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability.

Decommissioning liability

A decommissioning liability is recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of obligation can be made. A corresponding amount equivalent to the provision is also recognized as part of the cost of the related asset. The amount recognized is management’s estimated cost of decommissioning, discounted to its present value using a risk free rate. Changes in the estimated timing of decommissioning or decommissioning cost estimates are dealt with prospectively by recording an adjustment to the provision and a corresponding adjustment to the related asset unless the change arises from production. The unwinding of the discount on the decommissioning provision is included as a finance cost. Actual costs incurred upon settlement of the decommissioning liability are charged against the provision to the extent the provision was established.

(f)	Earnings (loss) per share

Basic earnings (loss) per share figures have been calculated using the weighted average number of common shares outstanding during the respective periods.

Diluted earnings (loss) per common share is calculated by dividing the profit or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding if potentially dilutive instruments were converted. The diluted earnings (loss) per share figure is equal to that of basic earnings (loss) per share since the effects of options and warrants have been excluded as they are anti-dilutive.

9

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Share based payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to profit or loss over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that will eventually vest. Where equity instruments are granted to employees, they are recorded at the instruments grant date fair value.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in profit or loss, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment to non-employees cannot be reliably estimated, the fair value of the share-based payment is measured by use of a valuation model to measure the value of the equity instruments issued. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

All equity-settled share based payments are reflected in contributed surplus, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital along with any consideration received.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

(h)	Revenue recognition

Revenue from the sale of oil and petroleum products is recognized when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. This generally occurs when the product is physically transferred into a vessel, pipe or other delivery mechanism. Revenue is stated after deducting sales taxes, excise duties and similar levies.

Revenue from the production of oil and natural gas in which the Company has an interest with other producers is recognized based on the Company’s working interest and the terms of the relevant production sharing contracts.

(i)	Financial instruments

Financial assets

Financial assets are classified as one of the following categories. All transactions related to financial instruments are recorded on a trade date basis. The Company's accounting policy for each category is as follows:

10

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Financial instruments (continued)

Loans and receivables

These assets are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates, or on demand. They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue and subsequently carried at amortized cost, using the effective interest rate method, less any impairment losses. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process. The Company’s loans and receivables comprise cash and cash equivalents and accounts and other receivables.

Held-to-maturity investments

Held to maturity investments are initially measured at fair value and are subsequently measured at amortized cost using the effective interest rate method, less any impairment losses. The Company does not currently have any held-to-maturity investments.

Available-for-sale assets

Available-for-sale assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income (loss) until the asset is realized or impairment is viewed as other than temporary, at which time they will be recorded in profit or loss. The Company does not currently have any available-for-sale assets.

Financial assets at fair value through profit or loss

An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. The Company does not have any financial assets at fair value through profit or loss.

Financial liabilities

Financial liabilities are classified as either fair value through profit or loss or other financial liabilities, based on the purpose for which the liability was incurred.

The Company’s other financial liabilities comprise accounts payable and accrued liabilities, line of credit and financial contract liabilities. These liabilities are initially recognized at fair value, net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method, which ensures that any interest expense over the period of repayment is at a constant rate on the balance of the liability carried in the balance sheet. Interest expense in this context includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding. Any revision to the amount or timing of cash flows related to an instrument is reflected in its carrying amount by computing the present value of the revised cash flows at the instrument’s initial effective interest rate. The change in carrying amount is reflected in profit or loss of the period. Accounts payable represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid. Trade payable amounts are unsecured and are usually paid within 30 days of recognition.

Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. Derivatives are also categorized as held for trading unless they are designated as hedges.

11

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Financial instruments (continued)

The Company has derivative financial instruments in the form of warrants issued in US dollars and contracts entered into to manage its exposure to volatility in commodity prices. These commodity contracts are not used for trading or other speculative purposes. Such derivative financial instruments are initially recognized at fair value at the date at which the derivatives are issued and are subsequently re-measured at fair value. These derivatives do not qualify for hedge accounting and changes in fair value are recognized immediately in profit and loss. The Company does not have any further derivative instruments.

As warrants are exercised, immediately before exercise, the liability on these exercised warrants is re-measured and the valuation change is recorded in the consolidated statement of comprehensive income (loss). Upon exercise, the re-measured warrant liability on these exercised warrants is eliminated and there is an offsetting entry to share capital. At each reporting period, for those outstanding warrants, the liability change between reporting periods is recorded in the consolidated statement of comprehensive income (loss).

Financial instrument measurement

If the market value for a financial instrument is not active the Company establishes fair value by using a valuation technique. Valuation techniques include using recent arm’s length market transaction between knowledgable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. The fair value of a financial instrument will be based on one or more factors that may include the time value of money, credit risk, commodity prices, equity prices, volatility, servicing costs and other factors.

(j)	Impairment

Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss, as follows:

Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Non-financial assets

For the purpose of impairment testing, assets are grouped together in CGUs, which are the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. The carrying value of long-term assets is reviewed at each period for indicators that the carrying value of an asset or a CGU may not be recoverable. The Company uses geographical proximity, geological similarities, analysis of shared infrastructure, commodity type, assessment of exposure to market risks and materiality to define its CGUs. If indicators of impairment exist, the recoverable amount of the asset or CGU is estimated. If the carrying value of the asset or CGU exceeds the recoverable amount, the asset or CGU is written down with an impairment recognized in profit or loss.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Fair value is determined to be the amount for which the asset could be sold in an arm’s length transaction. For resource properties, fair value less costs to sell may be determined by using discounted future net cash flows of proved and probable reserves using forecast prices and costs. Value in use is determined by estimating the net present value of future net cash flows expected from the continued use of the asset or CGU. Refer to note 3(d) for more details.

12

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Impairment (continued)

Impairment losses recognized in prior years are assessed at each reporting date for any indication that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimate used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation, if no impairment loss had been recognized.

(k)	Taxes

Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and affects neither accounting profit nor taxable profit. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when the asset is realized or the liability is settled, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, when they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Production taxes

Royalties, resource rent taxes and revenue-based taxes are accounted for under International Accounting Standards (‘IAS’) 12 when they have characteristics of an income tax. This is considered to be the case when they are imposed under Government authority and the amount is payable based on taxable income, rather than based on quantity produced or as a percentage of revenue, after adjustment for temporary differences. For such arrangements, current and deferred tax is provided on the same basis as described above for other forms of taxation. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as a reduction of revenues.

(l)	Share capital

The Company’s common shares, stock options, share purchase warrants and flow-through shares are classified as equity instruments only to the extent that they do not meet the definition of a financial liability or financial asset. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction, net of tax, from the proceeds.

13

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)	Flow-through shares

The Company will from time to time, issue flow-through common shares to finance a significant portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company separates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and; ii) share capital. Upon expenditures being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as deferred income tax recovery and the related deferred tax is recognized as a tax provision. To the extent that the Company has available tax pools for which the benefit has not been previously recognized, that are probable to be utilized, a deferred income tax recovery is recognized at the time of renunciation of the tax pools. The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until paid.

(n)	Borrowing costs

Borrowing costs directly associated with the acquisition, construction or production of a qualifying asset are capitalized when a substantial period of time is required to make the asset ready for its intended use. To the extent general borrowings are used for the purpose of obtaining a qualifying asset, the related costs are capitalized based on the weighted average of the borrowing costs applicable to the total outstanding borrowings in the period other than those made specifically for the purpose of the acquisition, construction or production of a qualifying asset. All other borrowing costs are recognized as an expense in the period in which they are incurred.

(o)	Future accounting pronouncements

Certain pronouncements were issued by the International Accounting Standards Board (“IASB”) or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 1, 2013 or later periods.

The following new standards, amendments and interpretations, have not been early adopted in these consolidated annual financial statements. The Company is currently assessing the impact, if any, of this new guidance on the Company’s future results and financial position:

•	IFRS 7 Financial Instruments: Disclosures, which requires disclosure of both gross and net information about financial instruments eligible for offset in the balance sheet and financial instruments subject to master netting arrangements. Concurrent with the amendments to IFRS 7, the IASB also amended IAS 32, Financial Instruments: Presentation to clarify the existing requirements for offsetting financial instruments in the balance sheet. The amendments to IAS 32 are effective as of January 1, 2014.

•	IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2015.

•	IFRS 10 Consolidated Financial Statements is the result of the IASB’s project to replace Standing Interpretations Committee 12, Consolidation – Special Purpose Entities and the consolidation requirements of IAS 27, Consolidated and Separate Financial Statements. The new standard eliminates the current risk and rewards approach and establishes control as the single basis for determining the consolidation of an entity. The standard is effective for annual periods beginning on or after January 1, 2013.

14

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Future accounting pronouncements (continued)

•	IFRS 11 Joint Arrangements is the result of the IASB’s project to replace IAS 31, Interests in Joint Ventures. The new standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted. Under IAS 31, joint ventures could be proportionately consolidated. The standard is effective for annual periods beginning on or after January 1, 2013.

•	IFRS 12 Disclosure of Interests in Other Entities outlines the required disclosures for interests in subsidiaries and joint arrangements. The new disclosures require information that will assist financial statement users to evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries and joint arrangements. The standard is effective for annual periods beginning on or after January 1, 2013.

•	IFRS 13 Fair Value Measurement defines fair value, requires disclosures about fair value measurements and provides a framework for measuring fair value when it is required or permitted within the IFRS standards. The standard is effective for annual periods beginning on or after January 1, 2013.

•	IFRIC 20 Stripping costs in the production phase of a mine, IFRIC 20 clarifies the requirements for accounting for the costs of the stripping activity in the production phase when two benefits accrue: (i) unusable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping assets.

•	IAS 1, Presentation of Financial Statements was amended in June 2011. This standard requires companies preparing financial statements under IFRS to group items within Other Comprehensive Income (OCI) that may be reclassified to the profit or loss. The amendments also reaffirm existing requirements that items in OCI and profit of loss should be presented as either a single statement or two consecutive statements. The amendments to IAS 1 are effective as of January 1, 2013.

•	IAS 28 Investments in Associates and Joint Ventures, prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 applies to all entities that are investors with joint control of, or significant influence over, an investee (associate or joint venture). The standard is effective for annual periods beginning on or after January 1, 2013.

Note 4 - Critical Accounting Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only; or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated annual financial statements within the next financial year are discussed below:

15

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

Note 4 - Critical Accounting Estimates and Judgments (continued)

Decommissioning liability

Decommissioning liabilities have been recognized based on the Company’s internal estimates. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management. Estimates are reviewed at least annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual decommissioning costs will ultimately depend on future market prices for the decommissioning costs which will reflect the market conditions at the time the decommissioning costs are actually incurred. The final cost of the currently recognized decommissioning provisions may be higher or lower than currently provided for.

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which is based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after the expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

Income taxes

The Company recognizes the net future tax benefit related to deferred tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred tax assets requires the Company to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods. All tax filings are subject to audit and potential reassessment. Accordingly, the actual income tax liability may differ significantly from the estimated and recorded amounts.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield.

Impairment

A CGU is defined as the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructures, and the way in which management monitors the operations. The recoverable amounts of CGUs and individual assets have been determined based on the higher of fair value less costs to sell or value-in-use calculations. The key assumptions the Company uses in estimating future cash flows for recoverable amounts are anticipated future commodity prices, expected production volumes and future operating and development costs. Changes to these assumptions will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value. At December 31, 2012, the Company has two CGUs in Canada (Drake/Woodrush and Saddle Hills) and two CGUs in the United States (Kokopelli and South Rangely).

16

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

Note 4 - Critical Accounting Estimates and Judgments (continued)

Financial instrument

When estimating the fair value of financial instruments, the Company uses third-party models and valuation methodologies that utilize observable market data. In addition to market information, the Company incorporates transaction specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.

Reserves

The estimate of reserves is used in forecasting the recoverability and economic viability of the Company’s oil and gas properties, and in the depletion and impairment calculations. The process of estimating reserves is complex and requires significant interpretation and judgment. It is affected by economic conditions, production, operating and development activities, and is performed using available geological, geophysical, engineering, and economic data. Reserves are evaluated at least annually by the Company’s independent reserve evaluators and updates to those reserves, if any, are estimated internally. Future development costs are estimated using assumptions as to the number of wells required to produce the commercial reserves, the cost of such wells and associated production facilities and other capital costs.

NOTE 5 – EXPLORATION AND EVALUATION (“E&E”) ASSETS

	Canadian	Canadian Oil	United States
	Uranium	and Gas	Oil and Gas
	Properties	Interests	Interests	Total
	$	$	$	$
Cost:
Balance at January 1, 2011	533,085	41,060	27,500,879	28,075,024
Additions	-	22,727	966,980	989,707
Transfers to property and equipment (Note 6)	-	-	(1,352,620)	(1,352,620)
Change in decommissioning provision	-	9,246	-	9,246
Disposals	-	(1,481)	-	(1,481)
Foreign currency translation and other	-	-	657,088	657,088
Balance at December 31, 2011	533,085	71,552	27,772,327	28,376,964
Additions	-	2,488	314,928	317,416
Change in decommissioning provision	-	(23,298)	-	(23,298)
Disposals	-	-	(2,132,074)	(2,132,074)
Foreign currency translation and other	-	(28,240)	(492,498)	(520,738)
Balance at December 31, 2012	533,085	22,502	25,462,683	26,018,270

17

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

NOTE 5 – EXPLORATION AND EVALUATION (“E&E”) ASSETS (continued)

	Canadian	Canadian Oil	United States
	Uranium	and Gas	Oil and Gas
	Properties	Interests	Interests	Total
	$	$	$	$
Accumulated impairment losses:
Balance at January 1, 2011	(9,880)	-	(17,807,885)	(17,817,765)
Impairment losses (Note 7)	-	-	(4,886,261)	(4,886,261)
Foreign currency translation and other	-	-	(390,286)	(390,286)
Balance at December 31, 2011	(9,880)	-	(23,084,432)	(23,094,312)
Impairment losses (Note 7)	(261,000)	-	(1,244,731)	(1,505,731)
Disposals	-	-	2,083,245	2,083,245
Foreign currency translation and other	-	-	387,638	387,638
Balance at December 31, 2012	(270,880)	-	(21,858,280)	(22,129,160)

	Canadian	Canadian Oil	United States
	Uranium	and Gas	Oil and Gas
	Properties	Interests	Interests	Total
	$	$	$	$
Carrying amounts:
At December 31, 2011	523,205	71,552	4,687,895	5,282,652
At December 31, 2012	262,205	22,502	3,604,403	3,889,110

Exploration and evaluation (“E&E”) assets consist of the Company’s exploration projects which are pending the determination of proven reserves.

United States Exploration and Evaluation Properties

As at December 31, 2012, the Company holds oil and gas leases in the Piceance, Parados and Uinta Basins in the US Rocky Mountains, of which a portion was classified as E&E assets.

During the year ended December 31, 2012, the Company sold its working interests in certain oil and gas leases in the areas of Colorado and Utah to unrelated third parties for gross proceeds of $351,078 (US$352,306).

During the year ended December 31, 2012, the Company capitalized $103,547 (December 31, 2011 – $38,257) of general and administrative costs related to its US oil and gas interests.

The E&E asset impairment is $1,244,731 and $4,886,261 for the year ended December 31, 2012 and December 31, 2011, respectively. The impairment was recognized upon a review of each exploration license or field, carried out, at least annually, to confirm whether the Company intends further appraisal activity or to otherwise extract value from the property. The impairment was recognized based on the difference between the carrying value of the assets and their recoverable amounts. The recoverable amount was the higher of fair value less costs to sell or value in use. The fair value was estimated based on comparable market prices for which the asset could be sold in an arm’s length transaction less estimated costs to sell. There was no recoverable amount on expired leases.

18

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

NOTE 6 – PROPERTY AND EQUIPMENT

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Cost:
Balance at January 1, 2011	16,191,797	1,695,655	298,057	18,185,509
Additions	6,457,404	866,097	28,867	7,352,368
Transfers from exploration and evaluation assets	-	1,352,620	-	1,352,620
Change in decommissioning provision	500,284	121,030	-	621,314
Disposals	-	-	(2,407)	(2,407)
Foreign currency translation and other	-	40,372	1,395	41,767
Balance at December 31, 2011	23,149,485	4,075,774	325,912	27,551,171
Additions	1,420,285	9,074,706	6,718	10,501,709
Change in decommissioning provision	130,694	(658)	-	130,036
Disposals	-	-	(16,957)	(16,957)
Foreign currency translation and other	-	(74,030)	(1,664)	(75,694)
Balance at December 31, 2012	24,700,464	13,075,792	314,009	38,090,265

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Accumulated amortization, depletion and impairment losses:
Balance at January 1, 2011	(3,814,045)	-	(196,483)	(4,010,528)
Amortization and depletion (Note 7)	(2,366,156)	-	(37,198)	(2,403,354)
Impairment losses (Note 7)	(937,939)	(424,078)	-	(1,362,017)
Disposals	-	-	1,169	1,169
Foreign currency translation and other	-	(15,832)	(712)	(16,544)
Balance at December 31, 2011	(7,118,140)	(439,910)	(233,224)	(7,791,274)
Amortization and depletion (Note 7)	(2,736,968)	-	(29,411)	(2,766,379)
Impairment losses (Note 7)	(4,912,572)	(1,491,341)	-	(6,403,913)
Disposals	-	-	10,055	10,055
Foreign currency translation and other	-	4,295	824	5,119
Balance at December 31, 2012	(14,767,680)	(1,926,956)	(251,756)	(16,946,392)

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Carrying amounts:
At December 31, 2011	16,031,345	3,635,864	92,688	19,759,897
At December 31, 2012	9,932,784	11,148,836	62,253	21,143,873

19

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

NOTE 6 – PROPERTY AND EQUIPMENT (continued)

Canadian Oil and Gas Interests

At December 31, 2012, the Company had 5 property leases held on its behalf by a third party.

Amortization and depletion is computed using the unit of production method by reference to the total production for the CGU over the estimated net proven reserves of oil and gas for the CGU determined by independent consultants. The calculation of amortization and depletion for the year ended December 31, 2012 included estimated future development costs of $Nil (December 31, 2011 - $Nil) associated with the development of proved undeveloped reserves. There was no depletion on US properties during the year as US properties were not tied into production as of December 31, 2012.

During the year ended December 31, 2012, the Company capitalized $1,625 (December 31, 2011 – $87,424) of general and administrative costs related to its Canadian oil and gas interests.

At December 31, 2012, the Company performed an impairment test on certain oil and gas interests to assess the recoverable value of these properties when indicators of impairment were present.

The Developed and Proved (D&P) asset impairment is $4,912,572 and $937,939 for the year ended December 31, 2012 and December 31, 2011, respectively. The impairment was recognized because the carrying value of certain cash generating units exceeded the recoverable amount. The impairment was recognized based on the difference between the carrying value of cash generating unit and their recoverable amounts. The recoverable amount was the higher of fair value less costs to sell or value in use. The fair value was estimated based on observable market prices for which the asset could be sold in a comparable arm’s length transaction, less estimated costs to sell.

The benchmark prices on which the December 31, 2012 impairment indicators were assessed are as follows:

	Natural gas	Condensate	Crude oil
	(AECO)	(Edmonton Pentanes Plus)	(Edmonton Par)
	Cdn $ / mmbtu	Cdn $ / bbl	Cdn $ / bbl
2013	3.20	89.25	85.00
2014	3.75	88.95	84.70
2015	4.05	93.90	89.45
2016	4.35	95.75	91.20
2017	4.65	94.30	89.80

Each benchmark price increased on average approximately 2% from 2017 and thereafter

United States Oil and Gas Interests

During the year ended December 31, 2012, the Company capitalized $538,634 (December 31, 2011 – $617,090) of general and administrative costs related to its US oil and gas interests. During fiscal 2012 and 2011, the Company did not have any production from its US oil and gas interests and accordingly did not deplete any of its US oil and gas interests.

The D&P asset impairment is $1,491,341 and $424,078 for the year ended December 31, 2012 and December 31, 2011, respectively. The impairment was recognized upon a review of each exploration license or field, carried out, at least annually, to confirm whether the Company intends further appraisal activity or to otherwise extract value from the property. The impairment was recognized based on the difference between the carrying value of the assets and their recoverable amounts. The recoverable amount was the higher of fair value less costs to sell or value in use. Value in use was determined using cash flows discounted at 13%.

20

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

NOTE 6 – PROPERTY AND EQUIPMENT (continued)

The benchmark prices on which the December 31, 2012 impairment indicators were assessed are as follows:

Natural gas
(Henry Hub)
US$ / mmbtu
2013	2.33
2014	2.81
2015	3.02
2016	3.21
2017	3.46
2018	3.64
2019	3.75
2020	4.00
2021	4.26
2022	4.52
2023	4.82
2024	5.11
2025 and thereafter	5.46

* At December 31, 2012, the US$ to CAD$ exchange rate was 0.9949.

NOTE 7 – AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Year ended December 31
	2012	2011
	$	$
Exploration and Evaluation Assets (E & E assets)
Impairment losses (Note 5)	1,505,731	4,886,261

Property and Equipment (D & P assets)
Amortization and depletion (Note 6)	2,766,379	2,403,354
Impairment losses (Note 6)	6,403,913	1,362,017
	10,676,023	8,651,632

NOTE 8 – BANK LINE OF CREDIT

On December 31, 2012, DEAL had a $6,700,000 revolving operating demand loan (“line of credit”) including a letter of credit facility to a maximum of $600,000. The line of credit bore interest at Prime + 1% (total 4% per annum) and was collateralized by a $10,000,000 debenture over all assets of DEAL and a $10,000,000 guarantee from Dejour Energy Inc. At December 31, 2012, a total of $5,956,749 was outstanding on this facility.

Under the terms of the facility, DEAL was required to maintain a working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ration of (i) current assets (including any undrawn and authorized availability under the facility) less unrealized hedging gains to (ii) current liabilities (excluding the current portion of outstanding balances of the facility) less unrealized hedging losses. At December 31, 2012 the Company was in compliance with the working capital ratio requirement.

21

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

NOTE 8 – BANK LINE OF CREDIT (continued)

On March 28, 2013, DEAL signed a new “Commitment Letter” with the Bank to renew its $5,950,000 (December 31, 2012 - $5,956,749) revolving operating demand loan under the following terms and conditions:

(a)	“Credit Facility “A” – Revolving Operating Demand Loan - $3,700,000, to be used for general corporate purposes, ongoing operations, capital expenditures, and acquisition of additional petroleum and natural gas assets. Interest on Credit Facility “A” is at Prime + 1% payable monthly and all amounts outstanding are payable on demand any time, and
(b)	Credit Facility “B” – Non-Revolving Demand Loan - $2,250,000. Interest on Credit Facility “B” is at Prime + 3 1/2% payable monthly. Monthly principal payments of $200,000 are due and payable commencing March 26, 2013 with all amounts outstanding under Credit Facility “B” ($1,450,000) due and payable in full on June 30, 2013.

Collateral for Credit Facilities “A” and “B” (the “Credit Facilities”) is provided by a $10,000,000 first floating charge over all the assets of DEAL, a general assignment of DEAL’s book debts, a $10,000,000 debenture with a first floating charge over all the assets of the Company and an unlimited guarantee provided by Dejour USA. The Credit Facilities are subject to bank renewal on or before June 30, 2013.

Prior to each advance under the Credit Facilities, DEAL is required to (i) provide the Bank with certain additional security required by the Bank; (ii) satisfy the Bank that no further default or event of default exists and that no material adverse effect has occurred with respect to DEAL, any guarantor or the collateral; (iii) satisfy the Bank that all representations and warranties of DEAL and all guarantors are true and correct; and (iv) execute any other document that may be reasonably requested by the Bank.

Further, in the event the Company accesses the debt or equity markets to source cash during the period from March 26, 2013 to June 30, 2013, or sells certain assets for cash, then the proceeds will be applied as follows: (i) full repayment of the balance outstanding under Credit Facility “B” on or before June 30, 2013 and (ii) a shortfall, if any, between the amount of Credit Facility “A” at June 30, 2013 and the underlying value of the lender’s collateral at that date.

Under the terms of the facility, DEAL is required to maintain an adjusted working capital ratio (as described above) of greater than 1:1 at all times.

NOTE 9 – WARRANT liability

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars, other than agents’ warrants, are accounted for as derivative financial liabilities. These warrants are recorded at the fair value at each reporting date with the change in fair value for the period recorded in period or loss for the period.

	#	$

Balance at January 1, 2011	8,075,000	1,092,762
Granted, investor warrants	5,505,002	310,616
Exercise of warrants – value reallocation	(3,460,418)	(738,548)
Change in fair value	-	1,580,380
Balance at December 31, 2011	10,119,584	2,245,210
Granted, investor warrants	13,597,729	1,307,653
Exercise of warrants – value reallocation (Note 12)	(2,419,584)	(285,689)
Change in fair value	-	(1,842,087)
Balance at December 31, 2012	21,297,729	1,425,087

22

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

NOTE 9 – WARRANT liability (continued)

As described in Note 12, in June 2012, the Company issued 13,597,729 investor warrants each of which entitles the holder to purchase one common share of the Company at an exercise price of US$0.40 beginning 6 months from the date of issuance until June 4, 2017. The fair value of these granted investor warrants were estimated using the Hull-White Trinomial option pricing model under the following weighted average inputs:

As at	December 31, 2012		June 4, 2012		December 31, 2011

Exercise price	US$	0.40	US$	0.40	US$	0.39
Share price	US$	0.22	US$	0.24	US$	0.52
Expected volatility		85%		91%		83%
Expected life		3.55 years		5 year		2.29 years
Dividends		0.0%		0.0%		0.0%
Risk-free interest rate		0.5%		0.7%		0.3%

During the year ended December 31, 2012, 2,419,584 US$ warrants were exercised (December 31, 2011 - 3,460,418).

NOTE 10 – DECOMMISSIONING LIABILITY

The total decommissioning liabilities were estimated based on the Company’s net ownership interest in all wells and facilities, the estimated cost to abandon and reclaim the wells and facilities and the estimated timing of the cost to be incurred in future periods. The Company estimated the total undiscounted amount of the cash flows required to settle the decommissioning liabilities as at December 31, 2012 to be approximately $1,928,000 (December 31, 2011 - $1,635,000). These decommissioning liabilities are expected to be settled over the next 20 years with the majority of costs incurred between 2016 and 2030.

	Canadian Oil and Gas Properties (1)	United States Oil and Gas Properties (1)	Total
	$	$	$
Balance at January 1, 2011	706,082	-	706,082
Liabilities incurred during the year	231,767	118,567	350,334
Change in estimated future cash flows	277,764	2,463	280,227
Actual costs incurred	(18,332)	-	(18,332)
Unwinding of discount	19,642	900	20,542
Balance at December 31, 2011	1,216,923	121,930	1,338,853
Change in estimated future cash flows	107,400	(688)	106,712
Disposals	(34,363)	-	(34,363)
Actual costs incurred and other	(4,256)	(2,661)	(6,917)
Unwinding of discount	22,478	2,165	24,643
Balance at December 31, 2012	1,308,182	120,746	1,428,928

(1) relates to property and equipment (note 6)

23

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

NOTE 10 – DECOMMISSIONING LIABILITY (continued)

The present value of the decommissioning liability was calculated using the following weighted average inputs:

	Canadian Oil and Gas Properties	United States Oil and Gas Properties
As at December 31, 2012:
Discount rate	1.72%	1.82%
Inflation rate	2.50%	2.50%

As at December 31, 2011:
Discount rate	1.67%	1.72%
Inflation rate	2.00%	2.00%

NOTE 11 – FINANCIAL CONTRACT LIABILITY

On December 31, 2012, Dejour USA entered into a financial contract with an unrelated U.S. oil and gas drilling fund (“Drilling Fund”) to drill up to three wells and complete up to four wells (“the Tranche 1 Wells”) in the State of Colorado. By agreement:

(a)	Dejour USA contributed four natural gas well spacing units, including one drilled and cased well with a cost of US$1,147,779;
(b)	The Drilling Fund contributed US$6,500,000 cash directly to a related party drilling company as prepaid drilling costs;
(c)	Dejour USA will earn a “before payout” working interest of 10% to 14% and an “after payout” working interest of 28% to 39% in the net operating profits from the Tranche 1 Wells based on the “actual cash” invested in the drilling program;
(d)	The Drilling Fund has the right to require that Dejour USA purchase the Drilling Fund’s entire working interest in the Tranche 1 Wells 36 months after the commencement of production from the initial Tranche 1 Well. In the event the Drilling Fund exercises its right, the purchase price to be paid by Dejour USA will equal 75% of the Drilling Fund’s actual investment less 75% of the Drilling Fund’s share of working interest net profits from the Tranche 1 Wells, if any, for the 36-month period, plus a “top-up” amount so that the Drilling Fund earns a minimum 8% return, compounded annually and applied on a monthly basis, on 75% of its original investment over the 36-month period; and
(e)	The Drilling Fund has the right to require Dejour USA to purchase all of the Drilling Fund’s interest in the Tranche 1 Wells if at any time Dejour USA plans to divest itself of greater than 51% of its Working Interest in the Tranche 1 Wells and resigns as Operator (a “Change of Control Event”). The purchase price is equal to the future net profit from the “Proven and Probable Reserves” attributable to the Drilling Funds working interest in the Tranche 1 Wells, discounted at 12%, as determined by a third party evaluator acceptable to both parties.

Dejour USA considers the transaction to be a financial contract liability as the risks and rewards of ownership have not been substantially transferred at the Agreement date. On December 31, 2012 the Drilling Fund had advanced US$6,500,000 to a drilling contractor for the Tranche 1 wells. On the Drilling Fund financing advance, the Company increased property and equipment and financial contract liability by $6,466,850 (US$6,500,000). On initial recognition, the Company imputed its borrowing cost of 8.4% based on the estimated timing and amount of operating profit using the independent reserve engineer’s estimated future cash flows for the Drilling Funds working interest in the Tranche 1 Wells. Subsequent to initial measurement the financial contract liability will be increased by the imputed interest expense and decreased by the Drilling Fund’s net operating profit from the Tranche 1 Wells. Any changes in the estimated timing and amount of the net operating profit cash flows will be discounted at the initial imputed interest rate with any change in the recognized liability recognized as a gain (loss) in the period of change. The Company has estimated the current portion of the obligation based on the expected net operating profit to be paid to the Drilling Fund in the next twelve months.

24

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

NOTE 11 – FINANCIAL CONTRACT LIABILITY (continued)

	US$	CAD$
Loan advance	6,500,000	6,466,850
Less: Current portion of financial contract liability	(1,311,969)	(1,305,278)
Non-current portion of financial contract liability	5,188,031	5,161,572

The reduction in the financial contract liability is estimated to be:

	US$	CAD$
2013	1,311,969	1,305,278
2014	917,943	913,261
2015	602,166	599,095

NOTE 12 – SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common voting shares, an unlimited number of first preferred shares issuable in series, and an unlimited number of second preferred shares issuable in series. No preferred shares have been issued and the terms of preferred shares have not been defined.

Issued and outstanding

	Common Shares
	# of Shares	$ Value of shares
Balance at December 31, 2010	110,180,545	79,385,883
- Issue of shares on exercise of warrants and options	4,751,841	1,574,401
- Warrant liability reallocated on exercise of warrants	-	738,548
- Contributed surplus reallocated on exercise of options	-	167,070
- Shares issued via private placements, net of issuance costs	11,010,000	2,693,813
- Subscriptions receivable on exercise of options	950,000	516,246
Balance at December 31, 2011	126,892,386	85,075,961
- Issue of shares on exercise of warrants and options	3,893,683	1,465,812
- Warrant liability reallocated on exercise of warrants	-	285,689
- Contributed surplus reallocated on exercise of options	-	198,103
- Shares issued via private placements, net of issuance costs	18,130,305	3,248,011
Balance at December 31, 2012	148,916,374	90,273,576

During the year ended December 31, 2012, the Company completed the following:

In June 2012, the Company completed a private placement of 18,130,305 units at US$0.26 per unit. Each unit consists of one common share and 3/4 of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of the Company at US$0.40 per common share beginning 6 months from the date of issuance until June 4, 2017. Gross proceeds raised were $4,909,133 (US$4,713,879). In connection with this private placement, the Company paid finders’ fees of $294,655 (US$282,833) and other related costs of $187,442. The grant date fair value of the warrants, estimated to be $1,307,653, has been recognized as a derivative financial liability (Note 9). Issue costs of $128,628 related to the warrants were expensed.

During the year ended December 31, 2012, 2,968,683 warrants denominated in US dollars (including 549,099 agents’ warrants) were exercised with an average common share market price of US$0.47 and 925,000 stock options were exercised with an average common share market price of $0.51.

25

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

NOTE 12 – SHARE CAPITAL (continued)

During the year ended December 31, 2011, the Company completed the following:

At December 31, 2011 the Company had subscriptions receivable in the amount of $516,246. The subscriptions receivable balance was received in full in January 2012.

In February 2011, the Company completed a private placement of 11,010,000 units at US$0.30 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of the Company at US$0.35 per common share on or before February 10, 2012. Gross proceeds raised were $3,288,641 (US$3,303,000). In connection with this private placement, the Company paid finders’ fees of $196,694 (US$199,710) and other related costs of $119,602. The grant date fair value of the warrants, estimated to be $310,616, has been recognized as a derivative financial liability (Note 9). Issue costs of $32,084 related to the warrants were expensed. Directors and Officers of the Company purchased 2,000,000 units of this offering.

In January 2011, the Company renounced $888,940 flow-through funds to investors, using the look-back rule. The flow-through funds had been fully spent by February 28, 2011. As a result of the renunciation, a deferred income tax recovery of $187,145 was recognized on settlement of the flow-through share liability.

NOTE 13 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS

(a)	Stock Options

The Stock Option Plan (the “Plan”) is a 10% “rolling” plan pursuant to which the number of common shares reserved for issuance is 10% of the Company’s issued and outstanding common shares as constituted on the date of any grant of options.

The Plan provides for the grant of options to purchase common shares to eligible directors, senior officers, employees and consultants of the Company (“Participants”). The exercise periods and vesting periods of options granted under the Plan are to be determined by the Company with approval from the Board of Directors. The expiration of any option will be accelerated if the participant’s employment or other relationship with the Company terminates. The exercise price of an option is to be set by the Company at the time of grant but shall not be lower than the market price (as defined in the Plan) at the time of grant.

The following table summarizes information about outstanding stock option transactions:

	Number of	Weighted average
	options	exercise price
		$
Balance at January 1, 2011	6,946,500	0.40
Options granted	3,212,500	0.35
Options exercised	(1,150,000)	0.35
Options forfeited	(200,000)	0.40
Options expired	(305,000)	0.45
Balance at December 31, 2011	8,504,000	0.39
Options granted	9,660,002	0.25
Options exercised (Note 12)	(925,000)	0.38
Options cancelled	(2,335,001)	0.43
Options forfeited	(514,375)	0.42
Balance at December 31, 2012	14,389,626	0.29

26

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

NOTE 13 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(a) Stock Options (continued)

Details of the outstanding and exercisable stock options as at December 31, 2012 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	contractual	Number	exercise	contractual
	of options	price	life (years)	of options	price	life (years)
		$			$
$0.20	7,535,001	0.20	2.68	6,213,088	0.20	2.69
$0.35	4,219,000	0.35	1.67	4,219,000	0.35	1.67
$0.45	2,635,625	0.45	1.11	2,227,875	0.45	1.11
	14,389,626	0.29	2.10	12,659,963	0.29	2.07

The fair value of the options issued during the period was estimated using the Black Scholes option pricing model with the following weighted average inputs:

For the year ended December 31	2012	2011

Fair value at grant date	$0.08	$0.15

Exercise price	$0.25	$0.35
Share price	$0.25	$0.36
Expected volatility	82.70%	74.33%
Expected option life	1.59 years	2.10 years
Dividends	0.0%	0.0%
Risk-free interest rate	1.12%	1.65%

Expected volatility is based on historical volatility and average weekly stock prices were used to calculate volatility. Management believes that the annualized weekly average of volatility is the best measure of expected volatility. A weighted average forfeiture rate of 5.90% (2011 – 9.92%) is used when recording stock based compensation. This estimate is adjusted to the actual forfeiture rate. Stock based compensation of $866,586 (December 31, 2011 - $662,338) was expensed during the year ended December 31, 2012.

(b)	Share Purchase Warrants

The following table summarizes information about warrant transactions:

	Number of	Weighted average
	warrants	exercise price
		$
Balance at January 1, 2011	21,010,455	0.44
Warrants granted	5,505,002	0.37
Warrants exercised	(4,551,841)	0.37
Warrants expired	(3,540,026)	0.48
Balance at December 31, 2011	18,423,590	0.43
Warrants granted	13,597,729	0.40
Warrants exercised (Note 12)	(2,968,683)	0.37
Balance at December 31, 2012	29,052,636	0.42

27

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

NOTE 13 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(b)	Share Purchase Warrants (continued)

Details of the outstanding and exercisable warrants as at December 31, 2012 are as follows:

		Outstanding			Exercisable
			Weighted average			Weighted average
		Number	exercise	contractual	Number	exercise	contractual
		of warrants	price	life (years)	of warrants	price	life (years)
			$			$
$0.40		3,642,856	0.40	2.88	3,642,856	0.40	2.88
$0.55		4,015,151	0.55	1.47	4,015,151	0.55	1.47
$0.40	US	7,700,000	0.40	1.98	7,700,000	0.40	1.98
$0.40	US	13,597,729	0.40	4.42	13,597,729	0.40	4.42
$0.46	US	96,900	0.46	1.84	96,900	0.46	1.84
		29,052,636	0.42	3.17	29,052,636	0.42	3.17

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars are accounted for as derivative financial liabilities, other than agents’ warrants (Note 9). 13,597,729 warrants with an exercise price of US$0.40 and expiry date of June 4, 2017 can be exercised after December 4, 2012.

NOTE 14 – CONTRIBUTED SURPLUS

Contributed surplus is used to recognize the value of stock option grants and share warrants prior to exercise. Details of changes in the Company's contributed surplus balance are as follows:

$
Balance at January 1, 2011	7,638,609
Stock based compensation	662,338
Exercise of options – value reallocation	(167,070)
Balance at December 31, 2011	8,133,877
Stock based compensation	866,586
Exercise of options – value reallocation	(198,103)
Balance at December 31, 2012	8,802,360

28

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

NOTE 15 – SUPPLEMENTAL INFORMATION

(a)	Changes in non-cash working capital consisted of the following:

	Year ended December 31
	2012	2011
	$	$
Changes in non-cash working capital:
Accounts receivable	338,569	(198,555)
Share subscription receivable	516,246	(516,246)
Prepaids and deposits	9,322	(8,110)
Accounts payable and accrued liabilities	(1,939,351)	1,485,147
	(1,075,214)	762,236

Comprised of:
Operating activities	(1,008,559)	442,315
Investing activities	(582,901)	888,236
Financing activities	516,246	(568,315)
	(1,075,214)	762,236

Other cash flow information:
Cash paid for interest	234,290	439,987
Income taxes paid	-	-

(b)	Per share amounts:

Basic loss per share amounts has been calculated by dividing the net loss for the year attributable to the shareholders of the Company by the weighted average number of common shares outstanding. Stock options and share purchase warrants were excluded from the calculation. The basic and diluted net loss per share is the same as there are no dilutive effects on earnings. The following table summarizes the common shares used in calculating basic and diluted net loss per common share:

	Year ended December 31,
	2012	2011
Weighted average common shares outstanding
Basic	141,056,221	120,300,214
Diluted	141,056,221	120,300,214

(c)	The Company had the following non-cash transaction:

	Year ended December 31,
	2012	2011
	$	$
Non-cash financing for drilling operations of property and equipment (note 11)	6,466,850	-

29

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

NOTE 16 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2012 and 2011, the Company entered into the following transactions with related parties:

(a)	Compensation awarded to key management included a total of salaries and consulting fees of $1,194,087 (2011 - $1,771,981) and non-cash stock-based compensation of $412,049 (2011 - $451,071). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at December 31, 2012 is $Nil (December 31, 2011 - $396,618) owing to the companies controlled by the officers of the Company.

(b)	The Company incurred a total of $Nil (2011 - $2,301) in finance costs to a company controlled by an officer of the Company.

(c)	Included in interest and other income is $30,000 (2011 - $30,000) received from the companies controlled by officers of the Company for rental income.

(d)	In December 2009, a company controlled by the CEO of the Company (“HEC”) became a 5% working interest partner in the Woodrush property. Included in accounts payable and accrued liabilities at December 31, 2012 is $20,288 (December 31, 2011 - $53,668) owing to HEC.

(e)	With respect to the private placement of 11,010,000 units issued at US$0.30 per unit completed in February 2011, directors and officers of the Company purchased 2,000,000 units of this offering (see Note 12).

(f)	In December 2011, HEC exercised 250,000 warrants with an exercise price of US$0.35 each that were issued in February 2011.

(g)	In January 2012, directors and officers of the Company exercised 750,000 warrants with an exercise price of US$0.35 each that were issued in February 2011.

(h)	On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) whereby the parties agreed to form an industry-standard drilling partnership for purposes of drilling three wells and completing four wells in the State of Colorado (note 11). A director of the Company provides investment advice for a fee to the Drilling Fund. The director abstained from voting when the Board of Directors approved the Company signing a financial contract with the Drilling Fund.

30

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

NOTE 17 –INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows:

	2012	2011
	$	$
Loss before income taxes	(11,752,525)	(11,230,427)
Corporate tax rate	28.48%	33.36%

Expected tax recovery	(3,346,875)	(3,746,974)
Increase (decrease) resulting from:
Differences in foreign tax rates and change in effective tax rates	474,836	(319,388)
Impact of foreign exchange rate changes	259,422	(219,610)
Change in unrecognized deferred tax assets	2,799,056	3,582,881
Stock based compensation and share issue costs	(196,546)	220,956
Non deductible amounts	(120,524)	347,217
Other adjustments	130,631	(52,227)
Deferred income tax recovery	-	(187,145)

No deferred tax asset has been recognized in respect of the following losses and deductable temporary differences as it is not considered probable that sufficient future taxable profit will allow the deferred tax assets to be recovered.

	2012	2011
	$	$
Deferred income tax assets
Non-capital losses available	11,290,028	11,211,431
Capital losses available	1,030,304	1,030,304
Resource tax pools in excess of net book value	8,928,083	6,226,327
Share issue costs and other	246,902	228,199
Unrecognized deferred tax assets	21,495,317	18,696,261

31

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

NOTE 17 –INCOME TAXES (continued)

The Company has the approximate amounts of tax pools available as follows:

As at December 31	2012	2011
	$	$
Canada:
Exploration and development expenditures	17,218,000	18,439,000
Unamortized share issue costs	988,000	913,000
Capital losses	8,242,000	8,242,000
Non-capital losses	22,762,000	18,416,000
	49,210,000	46,010,000

United States:
Exploration and development expenditures	33,287,000	28,553,000
Non-capital losses	15,324,000	11,883,000
	48,611,000	40,436,000

Total	97,821,000	86,446,000

The described 2011 US tax pools are updated for a typographical correction from the amount disclosed in the Company’s annual consolidated financial statements filed on

SEDAR.

The exploration and development expenditures at December 31, 2012 can be carried forward to reduce future income taxes indefinitely. The non-capital losses for income tax purposes expire as follows:

	Canada	United States	Total
	$	$	$
2015	1,729,000	-	1,729,000
2026	-	2,007,000	2,007,000
2027	4,152,000	2,676,000	6,828,000
2028	4,674,000	201,000	4,875,000
2029	3,373,000	2,590,000	5,963,000
2030	2,070,000	2,201,000	4,271,000
2031	2,407,000	2,216,000	4,623,000
2032	4,357,000	3,433,000	7,790,000
	22,762,000	15,324,000	38,086,000

The Company does not recognize deferred tax assets related to the foregoing tax pools because it is not probable that future taxable profit will be available against which the tax pools can be utilized.

32

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

NOTE 18 – COMMITMENTS

The Company has entered into a lease agreement for a vehicle that is used to accelerate the production in the waterflood at Woodrush. Future minimum annual lease payments under the lease are as follows:

$
2013	34,202
34,202

The Company has entered into lease agreements on office premises for its various locations. Future minimum annual lease payments under the leases are as follows:

$
2013	194,565
2014	163,820
2015	48,800
407,185

NOTE 19 – PERSONNEL EXPENSES

The aggregate compensation expense of key management was as follows:

	Year ended December 31
	2012	2011
	$	$
Salaries, benefits and fees	1,194,087	1,771,981
Non-cash stock-based compensation	412,049	451,071
	1,606,136	2,223,052
Capitalized portion of salaries and fees	(193,132)	(154,368)
	1,413,004	2,068,684

NOTE 20 – OPERATING SEGMENTS

Segment information is provided on the basis of geographic segments as the Company manages its business through two geographic regions – Canada and the United States. The two geographic segments presented reflect the way in which the Company’s management reviews business performance. The Company’s revenue and losses of each geographic segment are as follows:

	Canada		United States		Total
	2012	2011	2012	2011	2012	2011
	$	$	$	$	$	$
Year ended December 31
Revenues and other income	5,743,612	7,171,363	-	-	5,743,612	7,171,363
Segmented loss	(8,363,283)	(4,662,246)	(3,389,242)	(6,381,036)	(11,752,525)	(11,043,282)
Amortization, depletion and impairment losses	7,927,339	3,330,811	2,748,684	5,320,821	10,676,023	8,651,632
Interest expense	233,115	439,771	1,175	216	234,290	439,987
Deferred tax recovery	-	187,145	-	-	-	187,145

As at December 31
Total capital expenditures	1,422,773	6,480,131	9,389,634	1,833,077	10,812,407	8,313,208

33

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

NOTE 21 – ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss were as follows:

As at	December 31, 2012	December 31, 2011
	$	$
Foreign currency translation adjustment	568,403	392,977
	568,403	392,977

NOTE 22 – DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair value, for financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that financial asset or financial liability. Due to the use of subjective judgments and uncertainties in the determination of these fair values the values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

At December 31, 2012 and December 31, 2011, the carrying value of warrant liability included in the consolidated balance sheets approximate its fair value. The fair value of these warrants is measured using the Hull-White Trinomial option pricing model with significant unobservable inputs (Level 3). The financial contract liability is measured at the initial transaction price, which is deemed to be fair value, and subsequently measured based on netbacks in accordance with the Joint Operating Agreement. This model also has significant unobservable inputs (Level 3).

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instruments:

•	Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

•	Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

•	Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

NOTE 23 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

The Company’s functional currency is the Canadian dollar. The Company operates in the United States, giving rise to exposure to market risks from changes in foreign currency rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The Company also has exposure to a number of risks from its use of financial instruments including: credit risk, liquidity risk, and market risk. This note presents information about the Company’s exposure to each of these risks and the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital.

34

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

NOTE 23 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

(a)	Credit Risk

Credit risk arises from credit exposure to receivables due from joint venture partners and marketers included in accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company is exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to the Company, such failures may have a material adverse effect on the Company’s business, financial condition, and results of operations.

The objective of managing the third party credit risk is to minimize losses in financial assets. The Company assesses the credit quality of the partners, taking into account their financial position, past experience, and other factors. The Company mitigates the risk of non-collection of certain amounts by obtaining the joint venture partners’ share of capital expenditures in advance of a project and by monitoring accounts receivable on a regular basis. As at December 31, 2012 and 2011, no accounts receivable has been deemed uncollectible or written off during the year.

As at December 31, 2012, the Company’s receivables consist of $29,973 (2011 - $64,583) from joint interest partners, $493,900 (2011 - $774,100) from oil and natural gas marketers and $24,739 (2011 - $48,498) from other trade receivables.

The Company considers all amounts outstanding for more than 90 days as past due. Currently, there is no indication that amounts are non-collectable; thus an allowance for doubtful accounts has not been set up. As at December 31, 2012, $Nil (2011 - $5,787) of accounts receivable are past due.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The nature of the oil and gas industry is capital intensive and the Company maintains and monitors a certain level of cash flow to finance operating and capital expenditures.

The Company’s ongoing liquidity and cash flow are impacted by various events and conditions. These events and conditions include but are not limited to commodity price fluctuations, general credit and market conditions, operation and regulatory factors, such as government permits, the availability of drilling and other equipment, lands and pipeline access, weather, and reservoir quality.

To mitigate the liquidity risk, the Company closely monitors its credit facility, production level and capital expenditures to ensure that it has adequate liquidity to satisfy its financial obligations.

The following are the contractual maturities of financial liabilities as at December 31, 2012:

	Carrying amount	2013
	$	$
Accounts payable and accrued liabilities	2,018,542	2,018,542
Bank line of credit	5,956,749	5,956,749
	7,975,291	7,975,291

For the contractual maturities of financial contract liability as at December 31, 2012, see note 11 for details.

35

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

NOTE 23 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

(c)	Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net earnings. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns. The Company utilizes financial derivatives to manage certain market risks. All such transactions are conducted in accordance with the risk management policy that has been approved by the Board of Directors.

(i)	Foreign Currency Exchange Risk

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in foreign exchange rates. Although substantially all of the Company’s oil and natural gas sales are denominated in Canadian dollars, the underlying market prices in Canada for oil and natural gas are impacted by changes in the exchange rate between the Canadian and United States dollars. Given that changes in exchange rate have an indirect influence, the impact of changing exchange rates cannot be accurately quantified. The Company had no forward exchange rate contracts in place as at or during the year ended December 31, 2012 and 2011.

The Company was exposed to the following foreign currency risk at December 31:

	2012	2011
Expressed in foreign currencies	CND$	CND$
Cash and cash equivalents	1,031,318	1,772,982
Accounts receivable	29,973	69,667
Accounts payable and accrued liabilities	(869,430)	(1,346,564)
Balance sheet exposure	191,861	496,085

The following foreign exchange rates applied for the year ended and as at December 31:

	2012	2011
YTD average USD to CAD	0.9999	1.0170
December 31, reporting date rate	0.9949	0.9893

The Company has performed a sensitivity analysis on its foreign currency denominated financial instruments. Based on the Company’s foreign currency exposure noted above and assuming that all other variables remain constant, a 10% appreciation of the US dollar against the Canadian dollar would result in the decrease of net loss of $19,186 at December 31, 2012 (2011 - $49,609). For a 10% depreciation of the above foreign currencies against the Canadian dollar, assuming all other variables remain constant, there would be an equal and opposite impact on net loss.

(ii)	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. During the year ended December 31, 2012, the Company was exposed to interest rate fluctuations on its credit facility which bore a floating rate of interest. Assuming all other variables remain constant, an increase or decrease of 1% in market interest rate in the year ended December 31, 2012 would have increased or decreased net loss by $58,279. The Company had no interest rate swaps or financial contracts in place at or during the year ended December 31, 2012 and 2011.

36

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

NOTE 23 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

(c)	Market Risk (continued)

(iii)	Commodity Price Risk

Revenues and consequently cash flows fluctuate with commodity prices and the US/Canadian dollar exchange rate. Commodity prices are determined on a global basis and circumstances that occur in various parts of the world are outside of the control of the Company. The Company may protect itself from fluctuations in prices by using the financial derivative sales contracts. The Company may enter into commodity price contracts to manage the risks associated with price volatility and thereby protect its cash flows used to fund its capital program. Assuming all other variables remain constant, an increase or decrease of oil price of $1 per bbl and gas price of $0.01 per mcf in the year ended December 31, 2012 would have decreased or increased net loss by $76,375. The Company had no commodity contracts in place at December 31, 2012.

(d)	Capital Management Strategy

The Company’s policy on capital management is to maintain a prudent capital structure so as to maintain financial flexibility, preserve access to capital markets, maintain investor, creditor and market confidence, and to allow the Company to fund future developments. The Company considers its capital structure to include share capital, cash and cash equivalents, bank line of credit, and working capital. In order to maintain or adjust capital structure, the Company may from time to time issue shares or enter into debt agreements and adjust its capital spending to manage current and projected operating cash flows and debt levels.

The Company’s current borrowing capacity is based on the lender’s review of the Company’s oil and gas reserves. The Company is also subject to various covenants. Compliance with these covenants is monitored on a regular basis and at December 31, 2012, the Company is in compliance with all covenants (notes 8 and 24).

The Company’s share capital is not subject to any external restrictions. The Company has not paid or declared any dividends, nor are any contemplated in the foreseeable future. There have been no changes to the Company’s capital management strategy during the year ended December 31, 2012.

NOTE 24 – SUBSEQUENT EVENT

Subsequent to December 31, 2012, DEAL was informed by its Canadian Bank (“Bank”) that the value of the petroleum and natural gas reserves assigned to the Bank as partial security for its $6,050,000 revolving line of credit was deficient for loan collateral purposes. On March 28, 2013, DEAL signed a new “Commitment Letter” with the Bank to renew its $5,950,000 as a revolving operating demand loan by “Credit Facility A” in the amount of $3,700,000 and a non-revolving demand loan “Credit Facility B” in the amount of $2,250,000. See notes 2 and 8 for details.

37